ELIAZ THERAPEUTICS, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Eliaz Therapeutics, Inc.
Santa Rosa, California

Opinion

We have audited the financial statements of Eliaz Therapeutics, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the result of its operations and its cash flows for the period ending December 31, 2024, and December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control−related matters that we identified during the audit.

SetApart Accountancy Corp.

May 28, 2025
Los Angeles, California

ELIAZ THERAPEUTICS, INC.
BALANCE SHEETS

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 32,814	$ 4,886
Prepaids and Other Current Assets	102,307	356,305
Total Current Assets	**135,121**	**361,191**
Intangible Assets	602,894	442,194
Total Assets	**$ 738,015**	**$ 803,385**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 40,433	$ 11,664
Credit Card	26,882	-
Line of Credit	190,000	-
Current Portion of Related Party Loans	268,086	268,086
Other Current Liabilities	1,520,684	1,286,453
Total Current Liabilities	**2,046,085**	**1,566,203**
Related Party Loans, net of current portion	300,000	300,000
Accrued Interest on Related Party Loans	36,641	18,641
Simple Agreement for Future Equity	176,243	-
Convertible note, net of current portion	3,040,000	2,940,000
Accrued Interest on Convertible Notes	635,302	524,170
Total Liabilities	**6,234,271**	**5,349,014**
STOCKHOLDERS' EQUITY		
Common Stock	86	86
Additional Paid in Capital	67,161	62,919
Accumulated Deficit	(5,563,503)	(4,608,634)
Total Stockholders' Equity	**(5,496,256)**	**(4,545,629)**
Total Liabilities and Stockholders' Equity	**$ 738,015**	**$ 803,385**

See accompanying notes to financial statements.

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Grant Income	302,481	543,672
	302,481	**543,672**
Cost of Goods Sold	-	-
Gross Profit	**302,481**	**543,672**
Operating Expenses		
General and Administrative	606,063	342,227
Selling and Marketing	13,000	-
Research and Development	487,849	636,367
Total Operating Expenses	**1,106,912**	**978,594**
Net Operating Loss	**(804,431)**	**(434,922)**
Interest Expense	137,006	113,576
Other Loss/(Income)	13,432	(93)
Loss Before Provision for Income Taxes	**(954,869)**	**(548,405)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (954,869)**	**$ (548,405)**

See accompanying notes to financial statements.

ELIAZ THERAPEUTICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2022	**8,525,000**	**$ 85**	**$ 12,473**	**$ (4,060,229)**	**$ (4,047,671)**
Issuance of Stock	100,000	1.00	49,998	-	49,999
Share-Based Compensation	-	-	448	-	448
Net Loss	-	-	-	(548,405)	(548,405)
Balance—December 31, 2023	**8,625,000**	**86**	**62,919**	**$ (4,608,634)**	**$ (4,545,629)**
Share-Based Compensation	-	-	4,242	-	4,242
Net Loss	-	-	-	(954,869)	(954,869)
Balance—December 31, 2024	**8,625,000**	**$ 86**	**$ 67,161**	**$ (5,563,503)**	**$ (5,496,256)**

See accompanying notes to financial statements.

ELIAZ THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (954,869)	$ (548,405)
Adjustments to Reconcile Net Loss to Net Cash Provided/Used in Operating Activities		
Amortization of Intangibles Assets	58,387	46,814
Accrued Interest on Convertible Notes and Related Party Loans	129,132	97,224
Share-Based Compensation	4,242	448
Fair Value in Excess of Stated Value of Derivative Instrument	13,432	-
Changes in Operating Assets and Liabilities:		
Prepaids and Other Current Assets	253,998	(26,173)
Accounts Payable	28,769	(13,888)
Credit Card	26,882	
Other Current Liabilities	234,231	244,403
Net Cash Provided by Operating Activities	**(205,796)**	**(199,577)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(219,087)	(138,414)
Net Cash Used in Investing Activities	**(219,087)**	**(138,414)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	49,999
Proceeds from Issuance of SAFEs	162,811	-
Line of Credit	190,000	(187,000)
Borrowing on Related Party Loans	-	2,700
Borrowing on Convertible Notes	100,000	430,000
Net Cash Provided by Financing Activities	**452,811**	**295,699**
Change in Cash & Cash Equivalents	**27,928**	**(42,292)**
Cash & Cash Equivalents —Beginning of The Year	4,886	47,178
Cash & Cash Equivalents—End of The Year	**$ 32,814**	**$ 4,886**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 7,874	$ 16,352

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Eliaz Therapeutics, Inc. was incorporated on September 17, 2015, in the state of Delaware. The financial statements of Eliaz Therapeutics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Rosa, California.

 Eliaz Therapeutics, Inc. (ETI) is a MedTech company developing treatments for life-threatening conditions, primarily targeting sepsis and sepsis-associated acute kidney injury. ETI's lead product, the XGAL-3® column, uses advanced apheresis technology to selectively remove the pro-inflammatory molecule Galectin-3, addressing critical care needs. Through strategic partnerships and a strong IP portfolio, ETI aims to transform treatment outcomes for sepsis and expand into areas like cancer immunotherapy

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Intangibles

Intangible assets with finite lives, including patents, trademarks, and development-phase R&D costs (incurred after passing technical and economic feasibility), are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Research and Development Costs

Costs incurred in the research and development of the Company's product are expensed as incurred.

Grant Income

Eliaz Therapeutics, Inc. was awarded a federal grant of $1,681,971 from the NIH National Institute of General Medical Sciences for a project titled "Depleting Circulating Galectin-3 with Therapeutic Apheresis: A Novel Treatment for Sepsis/AKI." This grant is part of the Small Business Innovation Research Program, with funds allocated to support R&D expenses in developing the XGAL-3® column therapy aimed at treating sepsis and sepsis-associated acute kidney injury. In 2024 and 2023, awards of $302,481 and $543,672, respectively, were received and recorded as Grant Income in the Profit and Loss statement.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 28, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Insurance	9,412	9,412
Prepaid Other	92,895	346,893
Total Prepaids and Other Current Assets	$ 102,307	$ 356,305

Other current liabilities consist of the following:

As of December 31,	2024	2023
Accrued Payroll	$ 2,809	$ 21,578
Deferred compensation	1,517,875	1,264,875
Total Other Current Liabilities	$ 1,520,684	$ 1,286,453

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Patents	$ 905,285	$ 686,198
Trademarks	12,251	12,251
Intangible Assets, at cost	917,536	698,449
Accumulated Amortization	(309,646)	(256,255)
Intangible Assets, net	$ 607,890	$ 442,194

Amortization expenses for the years ended December 31, 2024, and 2023 were $58,387 and $46,814, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 53,391
2026	53,391
2027	53,391
2028	53,391
Thereafter	394,327
Total	$ 607,890

5. DEBT

Related Party Loans

During the years presented, the Company borrowed money from the owner, Dr. Isaac Eliaz. The details of the loans from the owners are as follows:

					As of December 2024			As of December 2023		
Owner	Principal Amount	Borrowing Period	Current Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Isaac Eliaz	$ 268,086	Fiscal Year 2022	0%	No Maturity	$ 268,086	$ -	$ 268,086	$ 268,086	$ -	$ 268,086
Isaac Eliaz	300,000	2/25/2022	6%	2025	-	300,000	300,000	-	300,000	300,000
Total					$ 268,086	$ 300,000	$ 568,086	$ 268,086	$ 300,000	$ 568,086

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - A Certain Lender	$ 100,000	3.00%	10/08/2015	01/01/2030	$ -	$ 100,000	100,000	$ -	$ 100,000	100,000
Convertible Note - A Certain Lender	20,000	3.00%	01/22/2016	01/01/2030	-	20,000	20,000	-	20,000	20,000
Convertible Note - A Certain Lender	20,000	3.00%	01/29/2016	01/01/2030	-	20,000	20,000	-	20,000	20,000
Convertible Note - A Certain Lender	50,000	3.00%	01/29/2016	01/01/2030	-	50,000	50,000	-	50,000	50,000
Convertible Note - A Certain Lender	25,000	3.00%	01/31/2016	01/01/2030	-	25,000	25,000	-	25,000	25,000
Convertible Note - A Certain Lender	25,000	3.00%	06/02/2016	01/01/2030	-	25,000	25,000	-	25,000	25,000
Convertible Note - A Certain Lender	1,900,000	3.00%	11/09/2016	01/01/2030	-	1,900,000	1,900,000	-	1,900,000	1,900,000
Convertible Note - A Certain Lender	120,000	3.00%	04/30/2019	01/01/2030	-	120,000	120,000	-	120,000	120,000
Convertible Note - A Certain Lender	250,000	6.00%	05/28/2021	01/01/2030	-	250,000	250,000	-	250,000	250,000
Convertible Note - A Certain Lender	100,000	6.00%	11/07/2023	01/01/2030	-	100,000	100,000	-	100,000	100,000
Convertible Note - A Certain Lender	200,000	6.00%	11/07/2023	01/01/2030	-	200,000	200,000	-	200,000	200,000
Convertible Note - A Certain Lender	100,000	6.00%	11/22/2023	01/01/2030	-	100,000	100,000	-	100,000	100,000
Convertible Note - A Certain Lender	30,000	6.00%	12/11/2023	01/01/2030	-	30,000	30,000	-	30,000	30,000
Convertible Note - A Certain Lender	100,000	6.00%	07/30/2024	11/30/2029		100,000	100,000	-	-	-
Total					$ -	$ 3,040,000	$ 3,040,000	$ -	$ 2,940,000	$ 2,940,000

In the event that the Company consummates an investment round (through a transaction or a series of related transactions), at any time in which the Company issues shares in consideration for investment in the Company of no less than US$ 1,500,000 (a "Qualified Financing"), the outstanding Loan Amount shall automatically convert into such number of the most senior class of shares of stock of the Company issued in such Qualified Financing, at a price per share which equals to eighty percent (80%) of the price per share paid by the investors in such Qualified Financing (i.e. a 20% discount from the price per share in such Qualified Financing round) but in any event not more than the price per share reflecting the Valuation Cap (as defined below) (the "Conversion Price"). For clarity, the Conversion Price shall be the lower of the price resulting from a discount of 20% from the price per share in the next Qualified Financing or from the price per share reflecting the Valuation Cap (as of immediately prior to the closing of the Qualified Financing). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements For Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31,	
					2024	2023
SAFE - 2024	2024	$ 39,600,000	$ 162,811	90%	$ 162,811	$ -
Fair Value in Excess of Stated Value of Derivative Instrument					$ 13,432	
Total SAFE(s)			$ 162,811		$ 176,243	$ -

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity

Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Line of Credit

On January 22, 2021, the Company entered into a $600,000 interest-free line of credit agreement with its founder and CEO, Dr. Isaac Eliaz. As of December 31, 2024, and 2023, the Company had drawn $190,000 and $0, respectively.

6. SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited, depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected Life (Years)	10.00
Risk-Free Interest Rate	3.95%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**611,875**	**$ 0.01**	**8.44**
Granted	90,000	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**701,875**	**$ 0.01**	**7.44**
Exercisable Options at December 31, 2023	**431,892**	**$ 0.01**	**7.44**
Granted	330,000	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**1,031,875**	**$ 0.01**	**4.38**
Exercisable Options at December 31, 2024	**925,371**	**$ 0.01**	**4.38**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expense of $4,242 and $448, respectively.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2024, and 2023, 8,625,000 and 8,625,000 shares of common stock, respectively, have been issued and were outstanding.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (283,442)	$ -
Valuation Allowance	283,442	-
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (283,442) $	-
Valuation Allowance	283,442	-
Total Deferred Tax Asset	$ - $	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $949,873. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   RELATED PARTY TRANSACTIONS

In 2022, the Company received a loan from Dr. Isaac Eliaz, the founder and the CEO, and therefore a related party, amounting to $268,086, used for covering certain expenses. The loan bears no interest rate and has no defined maturity date. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $268,086 and $268,086, respectively.

On February 25, 2022, the Company entered into a loan agreement with Dr. Isaac Eliaz, the founder and the CEO, and therefore a related party, in the amount of $300,000. The loan bears an interest rate of 6% per annum and has a maturity date of 36 months from the loan agreement date. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan, including accrued interest, is $336,641 and $318,641, respectively.

In 2015 and 2016, the Company issued convertible notes of $100,000 and $50,000, respectively, to its founder and CEO, Dr. Isaac Eliaz. These notes carry a 3% annual interest rate and mature on January 1, 2030. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan, including accrued interest, is $191,096 and $186,596, respectively.

The Company has accrued compensation to Dr. Isaac Eliaz, its founder and CEO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $640,000 and $520,000, respectively.

The Company has accrued compensation to Milton Goss, CFO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $124,000 and $76,000, respectively.

The Company has accrued compensation to Anat Stern, COO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $185,000 and $130,000, respectively.

The Company has accrued compensation to Amity Eliaz, daughter of the CEO. As of December 31, 2024, and December 31, 2023, the related party deferred compensation balance was $51,000 and $39,000, respectively.

On January 22, 2021, the Company entered into a $600,000 interest-free line of credit agreement with its founder and CEO, Dr. Isaac Eliaz. As of December 31, 2024, and 2023, the Company had drawn $190,000 and $0, respectively.

11. SUBSEQUENT EVENTS

The Company continued its crowdfunding campaign on the WeFunder platform by issuing Simple Agreements for Future Equity (SAFEs), raising $1,582,947 to date. The valuation cap is set at $49,500,000.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $799,435, an operating cash flow loss of $205,796, and liquid assets in cash of $32,814, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund operations through debt and/or equity financing. The Company has an active crowdfunding campaign that has raised $1,582,947 to date.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.